HEIN + ASSOCIATES LLP
Certified Public Accountants and Consultants
with offices in Denver, Houston and Dallas
Telephone (714) 938-1000    Fax (714) 938-1272
The City Tower
333 City Boulevard West, Suite 2130
Orange, California  92668




August 2, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Discovery Technologies, Inc.
     Commission File # 0-18606

We were previously the principal accountants for Discovery Technologies, Inc. and subsidiary and, under the date of December 14, 1995, we reported on the consolidated financial statements of Discovery Technologies, Inc. and subsidiary as of December 31, 1994 and for the years ended December 31, 1994 and 1993. On June 25, 1996, we resigned our employment as principal accountants. We have read the statements included under Item 4 of Form 8K/A of Discovery Technologies, Inc. dated August 1, 1996, which we received on August 2, 1996, and we do not agree with the statements for the following reason:

     In Item 4(a), the registrant states that on May 23, 1996 the Company determined to change independent auditors. We had no written notification of such action until July 30, 1996 when we received the Registrant's Form 8K. In a letter dated June 25, 1996, we notified the Registrant of our resignation as independent auditors.

     In Item 4(a), the registrant has stated that there were was no disagreement between themselves and HEIN + ASSOCIATES LLP on any matter of accounting principle or practice. Prior to our resignation, we were consulted as to the acceptability of accounting for a merger transaction as of an effective date prior to the consummation of the actual transaction. We advised the Company that in our opinion, based upon the facts presented to us, the use of an effective date prior to the consummation of the merger would not be proper.

Very truly yours,



/s/ Hein + Associates LLP

HEIN + ASSOCIATES, LLP